February 21, 2007



David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549-3561

                Re:   A/S Steamship Company Torm
                      Form 20-F for the Year Ended December 31, 2005 Filed June 14, 2006
                      File No. 000-49650

Dear Mr. Humphrey:

On behalf of A/S Steamship Company Torm (the "Company"), we hereby submit the Company's response to your letter of February 12, 2007. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of that letter and we have repeated in bold the comments set forth in your letter.

In responding to your comments, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o The Staff's comments or changes in response to Staff comments do not foreclose the Commission from taking any action with regard to the filing; and

o The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Form 20-F for the year ended December 31, 2005
Financial Statements
Consolidated Statements of Operations
-------------------------------------

1. Please note that your presentation of net revenues on the face of the consolidated statements of operations is a departure from U.S. GAAP, which requires the presentation of gross revenues. In addition, companies within your industry following U.S. GAAP generally limit their use of time charter equivalent earnings to the MD&A section and segment disclosures. As these items are significant departures from U.S. GAAP, please revise your Note 23
     - Reconciliation to U.S. GAAP to appropriately reconcile the effected portion of your statements of operations to show revenues and expenses as they would appear under the U.S. GAAP.

     The Company thanks the Staff for this comment and will make the suggested disclosure in Reconciliation to U.S. GAAP to appropriately reconcile the affected portion of its statements of operations to show revenues and expenses as they would appear under U.S. GAAP in future filings.

2. Your presentation of a gross profit subtotal on the face of the consolidated statements of operations would generally not be appropriate under U.S. GAAP. As such, it has become standard practice in the shipping industry to omit gross profit as a subtotal on the face of financial statements presented in accordance with U.S. GAAP. Therefore, please revise your Note 23 - Reconciliation to U.S. GAAP to include an explanation of this difference between IFRS and U.S. GAAP.

     The Company likewise thanks the Staff for this comment and will make the suggested disclosure in Reconciliation to U.S. GAAP to include an explanation of the difference between IFRS and U.S. GAAP in future filings.

Please feel free to contact the undersigned at (212) 574-1223 with any questions or additional comments.


                                           Very truly yours,
                                           SEWARD & KISSEL LLP


                                           By:  /s/ Gary J. Wolfe
                                                -------------------------
                                                    Gary J. Wolfe


cc:    Kristin Shifflett
       Juan Migone
       Lyn Shenk


SK 03810 0001 748882